SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                                (Amendment No.1)*



                                  Ticketmaster
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                                (Name of Issuer)


                Class B Common Stock, par value $.001 per share
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                         (Title of Class of Securities)


                                   88633P203
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                                 (CUSIP Number)


                               December 31, 2000
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            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [X] Rule 13d-1(d)

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     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      13G
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 CUSIP No. 46059C106                                          Page 1 of  1 Pages
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   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Comcast Corporation
        23-1709202
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   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]
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   3.   SEC USE ONLY

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   4.   CITIZENSHIP OR PLACE OF ORGANIZATION
        Pennsylvania

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                     5. SOLE VOTING POWER      250,519 Shares of Class A
                                               Common Stock, which is
                                               Convertible into Class B
                                               Common Stock on a one-for-one
     NUMBER OF                                 basis.  (See Item 4)
       SHARES         ----------------------------------------------------------
    BENEFICIALLY     6. SHARED VOTING POWER     None.
      OWNED BY
        EACH          --------------------------------------------------------
     REPORTING       7. SOLE DISPOSITIVE POWER   250,519 Shares of Class A
    PERSON WITH                                  Common Stock, which is
                                                 convertible into Class B Common
                                                 Stock on a one-for-one basis.
                                                 (See Item 4)
                      ----------------------------------------------------------
                     8. SHARED DISPOSITIVE POWER  None.
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   9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        250,519 Shares of Class A Common Stock, which is convertible into
        Class B Common Stock on a one-for-one basis.  (See Item 4)
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  10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES              [ ]
        CERTAIN SHARES*

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  11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        0.5% shares of Class A Common Stock; if such shares are converted to Class B Common Stock, they would represent 0.6% of the Class B Common Stock. (See Item 4)
--------------------------------------------------------------------------------
  12.   TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

     Ticketmaster

Item 1(b).  Address of Issuer's Principal Executive Offices:

     790 East Colorado Boulevard, Suite 200
     Pasadena, California 91101

Item 2(a): Name of Person Filing:

     This statement is being filed by Comcast Corporation ("Comcast"). Comcast CICG, L.P. ("CICG") holds the shares of Class A Common Stock of the Issuer described in Item 4 below. Comcast CICG GP, Inc. ("GP") is the sole general partner of, and CICG GP and Comcast CICG LP, Inc. ("LP") collectively hold over 90% of the interests in, CICG. Comcast Investment Holdings, Inc. ("Comcast Holdings") holds a 100% interest in both GP and LP. Comcast directly owns 90% of the shares of common stock of Comcast Holdings and through other subsidiaries owns the remaining 10% of the shares of common stock of Comcast Holdings. Sural Corporation ("Sural") owns approximately 77% of the voting power of Comcast's voting common stock. The President of Comcast, Brian L. Roberts, owns stock representing substantially all of the voting power of all classes of voting securities of Sural.

Item 2(b): Address of Principal Business Office or, if None, Residence:

     The principal business office of CICG is 1201 Market Street, Suite 1405, Wilmington, Delaware 19801.

     The principal business office of Comcast Holdings is 1201 Market Street, Suite 1405, Wilmington, Delaware 19801.

     The principal business office of Comcast is 1500 Market Street, Philadelphia, Pennsylvania 19102.

     The principal business office of Sural is 1201 Market Street, Suite 1405, Wilmington, Delaware 19801.

     The principal business office of Brian L. Roberts is 1500 Market Street, Philadelphia, Pennsylvania 19102.

Item 2(c): Citizenship:

     Comcast CICG was organized in the state of Delaware.

     Comcast Holdings was organized in the state of Delaware.

     Comcast was organized in the state of Pennsylvania.

     Sural was organized in the state of Delaware.

     Brian L. Roberts is a citizen of the United States.

Item 2(d).  Title of Class of Securities:

     Class B Common Stock, par value $.001 per share ("Class B Common Stock")

Item 2(e).  CUSIP Number:

     88633P203

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
     (c), Check Whether the Person Filing is a:

     (a)  [ ]  Broker or dealer registered under Section 15 of the Exchange Act;

     (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

     (e)  [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

     (a)  Amount beneficially owned:

     Comcast CICG may be deemed to be the beneficial owner of 250,519 shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock") as a result of its direct ownership of 250,519 shares of Class A Common Stock. The Class A Common Stock is convertible, at the option of the holder, into Class B Common Stock on a one-for-one basis.

     Comcast Holdings may be deemed to be the beneficial owner of the 250,519 shares of Class A Common Stock deemed to be owned by Comcast CICG referred to above. Comcast Holdings is the sole shareholder of Comcast CICG.

     Comcast may be deemed to be the beneficial owner of the 250,519 shares of Class A Common Stock deemed to be owned by Comcast CICG referred to above. Comcast directly owns 90% of the shares of common stock of Comcast Holdings and through other subsidiaries owns the remaining 10% of the shares of common stock of Comcast Holdings.

     Sural may be deemed to be the beneficial owner of the 250,219 shares of Class A Common Stock deemed to be owned by Comcast CICG referred to above. Sural owns approximately 77% of the voting power of Comcast's voting common stock.

     Brian L. Roberts may be deemed to be the beneficial owner of the 250,519 shares of Class A Common Stock deemed to be owned by Comcast CICG referred to above. Brian L. Roberts owns stock representing substantially all of the voting power of all classes of voting securities of Sural.

     (b) Percent of class: Incorporated by reference from Item 11 of Cover Page.

     (c) Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote: Incorporated by reference from Item 5 of Cover Page.

         (ii) Shared power to vote or to direct the vote: Incorporated by reference from Item 6 of Cover Page.

        (iii)  Sole power to dispose or to direct the disposition of:
               Incorporated by reference from Item 7 of Cover Page.

         (iv)  Shared power to dispose or to direct the disposition of:
               Incorporated by reference from Item 8 of Cover Page.

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |X|

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8. Identification and Classification of Members of the Group.

     Not applicable.

Item 9. Notice of Dissolution of Group.

     Not applicable.

Item 10. Certifications.

     Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    February 14, 2001
                                          --------------------------------------
                                                         (Date)

                                                   /s/ Arthur R. Block
                                          --------------------------------------
                                                       (Signature)

                                          Arthur R. Block, Senior Vice President
                                          --------------------------------------
                                                       (Name/Title)

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).